# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Virtu Financial, Inc., CIK 0001592386
CUSIP: 928254101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1633 Broadway, New York, New York (NY), 10019
Date of event which requires filing of this statement: 04/11/2025
Amends the filing with accession number 0000950142-21-004118
Filed by CIK 0001573350
Persons authorized to receive notices and communications: Justin Waldie, General Counsel, 1633 Broadway, New York, New York (NY), 10019, (212) 418-0100

## Reporting persons
- Vincent J. Viola (CIK 0001573350): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 693,750; shared voting power 66,789,716; sole dispositive power 693,750; shared dispositive power 66,789,716; aggregate amount beneficially owned 67,483,466 (45.2% of the class)
- Virtu Employee Holdco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,481,296; sole dispositive power 0; shared dispositive power 3,481,296; aggregate amount beneficially owned 3,481,296 (3.9% of the class)
- TJMT Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 63,308,420; sole dispositive power 0; shared dispositive power 63,308,420; aggregate amount beneficially owned 63,308,420 (43.4% of the class)
- Michael T. Viola: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 114,428; shared voting power 63,308,420; sole dispositive power 114,428; shared dispositive power 63,308,420; aggregate amount beneficially owned 63,422,848 (43.5% of the class)
- Teresa Viola: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 63,308,420; sole dispositive power 0; shared dispositive power 63,308,420; aggregate amount beneficially owned 63,308,420 (43.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Virtu Financial, Inc.
Address of issuer's principal executive offices: 1633 Broadway, New York, New York (NY), 10019
Comment: This Amendment No. 7 amends the statement on Schedule 13D (the "Original Schedule 13D" and, as amended, the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on July 31, 2017, by Mr. Vincent Viola, Virtu Employee Holdco LLC ("Employee Holdco"), TJMT Holdings LLC ("TJMT"), Mr. Michael T. Viola and Mrs. Teresa Viola (collectively, the "Reporting Persons"), relating to the Class A common stock, par value $0.00001 per share (the "Class A Common Stock"), of Virtu Financial, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not defined herein have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented to add the following language:

On April 11, 2025, Mr. Vincent Viola exercised 693,750 non-qualified stock options that were initially issued to Mr. Vincent Viola in connection with the completion of the Company's IPO. Each stock option represented the right to acquire one share of Class A Common Stock for a cash price of $19, representing the per-share price of the Class A Common Stock in the IPO, and had an expiration date no later April 21, 2025, the ten-year anniversary of the IPO. In connection with such exercise, Mr. Vincent Viola paid an aggregate exercise price of approximately $13.1 million using cash on hand.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 3 of this Amendment No. 7.

Following the transactions contemplated in this Amendment No. 7, TJMT continues to beneficially own the majority of the voting power of the outstanding capital stock of the Issuer as a result of holding shares of the Class D Common Stock and therefore can approve or disapprove any matter requiring a majority vote of the Issuer's stockholders. As a result of the Reporting Persons' stock ownership, Mr. Vincent Viola's positions as Chairman Emeritus and a member of the Board and Mr. Michael T. Viola's position as Chairman of the Board, the Reporting Persons continue to be in a position to influence the management and policies of the Issuer and to influence the outcome of corporate actions requiring stockholder approval. In the future, from time to time and at any time, the Reporting Persons may (i) in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including in acquisitions from affiliates of the Reporting Persons; (ii) dispose of or transfer all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the Amended and Restated Registration Rights Agreement, dated as of April 20, 2017, by and among the Issuer, TJMT, the Temasek Entities, Ordinal and the additional holders named therein, to any person or entity, including dispositions to affiliates of the Reporting Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer's securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person's assets or business, including in acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations or mergers or to sell, transfer or otherwise dispose of all or any portion of the Issuer's assets or business to any person or entity, including acquisitions, business combinations, mergers, sales, transfers and other dispositions with or to affiliates of the Reporting Persons; (vi) restructure the Issuer's or any of its subsidiaries' capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management or the Board deemed necessary or desirable; (viii) pledge securities of the Issuer to secure obligations of the Reporting Persons; (ix) make or propose any other material change in the Issuer's or any of its subsidiaries' corporate structure or business; or (x) engage in communications with one or more stockholders or officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above. Except as described above in this Item 4 and in Item 6 of this Schedule 13D, which Item is incorporated herein by reference, no Reporting Person or any individual otherwise identified in this Schedule 13D has any present plans or proposals requiring disclosure under Item 4(a)-(j) of this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentages of shares of Class A Common Stock beneficially owned by each of the Reporting Persons, which information is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Class A Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition, which information is incorporated herein by reference.

Vincent Viola is the father of Michael T. Viola and the husband of Teresa Viola. Vincent Viola is the manager of Employee Holdco and as a result may be deemed to beneficially own the shares of Class A Common Stock issuable to Employee Holdco upon the exchange of Virtu Financial Units and an equal number of shares of Class C Common Stock held by Employee Holdco. Michael T. Viola and Teresa Viola are the managing members of TJMT and as a result may be deemed to beneficially own the shares of Class A Common Stock issuable to TJMT at any time upon (x) the exchange of Virtu Financial Units and an equal number of the Issuer's Class D Common Stock held by TJMT for shares of Class B Common Stock and (y) the conversion of such shares of shares of Class B Common Stock, into shares of Class A Common Stock. By virtue of these relationships, each of the Reporting Persons may be deemed to beneficially own the shares of Class A Common Stock held by the other Reporting Persons.

The shares of Class A Common Stock reported herein includes: (i) 3,481,296 shares of Class A Common Stock issuable to Employee Holdco upon the exchange of 3,481,296 Virtu Financial Units and an equal number of shares of Class C Common Stock held by Employee Holdco; (ii) 216,680 shares of Class A Common Stock issuable to TJMT upon the exchange of the 216,680 Virtu Financial Units and an equal number of shares of Class C Common Stock beneficially owned by TJMT; (iii) 3,000,000 shares of Class A Common Stock held by TJMT as a result of the prior exercise of the Warrant; (iv) 60,091,740 shares of Class A Common Stock issuable to TJMT at any time upon (x) the exchange of the 60,091,740 Virtu Financial Units and an equal number of shares of Class D Common Stock held by TJMT for shares of Class B Common Stock and (y) the conversion of such shares of shares of Class B Common Stock into shares of Class A Common Stock; (v) 693,750 shares of Class A Common Stock acquired by Vincent Viola pursuant to the exercise of stock options as described in this Amendment No. 7; and (vi) 114,428 shares of Class A Common Stock that Michael T. Viola directly owns. The total amount of shares of Class A Common Stock outstanding is based on: (i) 85,485,694 shares of Class A Common Stock outstanding; (ii) 216,680 shares of Class A Common Stock issuable to TJMT upon the exchange of the 216,680 Virtu Financial Units and an equal number of shares of Class C Common Stock beneficially owned by TJMT; (iii) 3,481,296 shares of Class A Common Stock issuable to Employee Holdco upon the exchange of the 3,481,296 Virtu Financial Units and an equal number of shares of Class C Common Stock held by Employee Holdco; and (iv) 60,091,740 shares of Class A Common Stock issuable to TJMT upon (a) the exchange of the 60,091,740 Virtu Financial Units and an equal number of shares of Class D Common Stock held by TJMT for shares of Class B Common Stock and (b) the conversion of such shares of Class B Common Stock into shares of Class A Common Stock. In addition, because of the relationship between TJMT and Ordinal, as a result of the Stockholders Agreement entered into on April 20, 2017 (effective on July 20, 2017) by and among the Issuer, TJMT, Ordinal, and the Temasek Entities, pursuant to which TJMT has agreed to take all necessary action, including voting all of its shares of capital stock of the Issuer, or providing written consent, to cause the election of the directors nominated by Ordinal to the member of the Board, as further described in Item 6 of the Schedule 13D, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Exchange Act to beneficially own an additional 2,447,528 shares of Class A Common Stock, which represents the shares of Class A Common Stock held by Ordinal. 2,447,528 shares of Class A Common Stock represents 1.6% of the total number of outstanding shares of Class A Common Stock (assuming that there is a total of 149,275,410 shares of Class A Common Stock issued and outstanding, after the conversion of all securities into shares of Class A Common Stock described in the preceding paragraph). Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities described in this Schedule 13D as being held by Ordinal.
Transactions in the class effected during the past sixty days: Except as reported in this amendment to the Schedule 13D, the Reporting Persons have not effected any transactions in the Company's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5, other than, with respect to the securities held directly by Ordinal and its affiliates, Ordinal and its affiliates.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 3 of this Amendment No. 7.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Stockholders Agreement, dated as of April 20, 2017, by and among Virtu Financial, Inc., TJMT Holdings LLC, Havelock Fund Investments Pte Ltd, Aranda Investments Pte. Ltd. and North Island Holdings I, LP (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Virtu Financial, Inc. on May 10, 2017).

99.2 - Amended and Restated Registration Rights Agreement, dated as of April 20, 2017, by and among Virtu Financial, Inc., TJMT Holdings LLC, Aranda Investments Pte. Ltd., Havelock Fund Investments Pte Ltd., North Island Holdings I, LP and the additional holders named therein (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Virtu Financial, Inc. on May 10, 2017).

99.3 - Amended and Restated Lock-up Waivers Agreement, dated as of April 20, 2017, by and among Virtu Financial, Inc., TJMT Holdings LLC, Havelock Fund Investments Pte Ltd, Aranda Investments Pte. Ltd., North Island Holdings I, LP and the additional parties named therein (incorporated by reference to Exhibit 99.4 of the Initial Schedule 13D filed on August 31, 2017).

99.4 - Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 of the Initial Schedule 13D filed on August 31, 2017).

99.5 - Powers of Attorney, dated February 4, 2016, granted by the Reporting Persons in favor of the Issuer's General Counsel, Chief Financial Officer and Chief Executive Officer (incorporated by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on February 5, 2016).

99.6 - Underwriting Agreement, dated May 10, 2018, by and between Virtu Financial, Inc., Virtu Financial LLC, the selling stockholders and underwriters party thereto (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to Initial Schedule 13D filed on May 15, 2018).

99.7 - Lock-up Agreement, dated May 10, 2018, entered into by Vincent Viola (incorporated by reference to Exhibit 99.2 of Amendment No. 1 to Initial Schedule 13D filed on May 15, 2018).

99.8 - Lock-up Agreement, dated May 10, 2018, entered into by Michael T. Viola (incorporated by reference to Exhibit 99.3 of Amendment No. 1 to Initial Schedule 13D filed on May 15, 2018).

99.9 - Lock-up Agreement, dated May 10, 2018, entered into by TJMT Holdings LLC (incorporated by reference to Exhibit 99.4 of Amendment No. 1 to Initial Schedule 13D filed on May 15, 2018).

99.10 - Lock-up Agreement, dated May 10, 2018, entered into by Virtu Employee Holdco LLC(incorporated by reference to Exhibit 99.5 of Amendment No. 1 to Initial Schedule 13D filed on May 15, 2018).

99.11 - Member Purchase Agreement, dated May 10, 2018, by and between Virtu Financial, Inc. and TJMT Holdings LLC (incorporated by reference to Exhibit 99.6 of Amendment No. 1 to Initial Schedule 13D filed on May 15, 2018).

99.12 - Amendment No. 1 to Amended and Restated Registration Rights Agreement, dated May 10, 2018, by and among Virtu Financial, Inc., TJMT Holdings LLC, North Island Holdings I, LP, Havelock Fund Investments Pte Ltd and Aranda Investments Pte. Ltd (incorporated by reference to Exhibit 99.7 of Amendment No. 1 to Initial Schedule 13D filed on May 15, 2018).

99.13 - Amendment No. 1 to Amended and Restated Lock-up Waivers Agreement, dated May 10, 2018, by and among Virtu Financial, Inc., TJMT Holdings LLC, Mr. Vincent Viola, Havelock Fund Investments Pte Ltd, Aranda Investments Pte. Ltd., North Island Holdings I, LP and the stockholders named therein (incorporated by reference to Exhibit 99.8 of Amendment No. 1 to Initial Schedule 13D filed on May 15, 2018).

99.14 - Underwriting Agreement, dated May 14, 2019, by and between Virtu Financial, Inc., Virtu Financial LLC and underwriters party thereto (incorporated by reference to Exhibit 1.1 of the Issuer's Current Report on Form 8-K filed on May 17, 2019).

99.15 - Lock-up Agreement, dated May 14, 2019, entered into by Vincent Viola (incorporated by reference to Exhibit 99.15 of Amendment No. 2 to Initial Schedule 13D filed on May 21, 2019).

99.16 - Lock-up Agreement, dated May 14, 2019, entered into by Michael T. Viola (incorporated by reference to Exhibit 99.16 of Amendment No. 2 to Initial Schedule 13D filed on May 21, 2019).

99.17 - Lock-up Agreement, dated May 14, 2019, entered into by TJMT Holdings LLC (incorporated by reference to Exhibit 99.17 of Amendment No. 2 to Initial Schedule 13D filed on May 21, 2019).

99.18 - Member Purchase Agreement, dated May 14, 2019, by and between Virtu Financial, Inc. and TJMT Holdings LLC (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on May 17, 2019).

99.19 - Loan Agreement, dated March 20, 2020, by and among Virtu Americas LLC, as borrower, TJMT Holdings LLC, as lenders, and TJMT Holdings LLC, as administrative agent (incorporated by reference to Exhibit 99.19 of Amendment No. 3 to Initial Schedule 13D filed on March 23, 2020).

99.20 - Class A Common Stock Warrant, dated March 20, 2020, entered into by Virtu Financial, Inc. (incorporated by reference to Exhibit 99.20 of Amendment No. 3 to Initial Schedule 13D filed on March 23, 2020).

99.21 - Purchase Agreement, dated May 6, 2020, by and among Anthony Manganiello, as seller, and TJMT Holdings LLC, as purchaser (incorporated by reference to Exhibit 99.21 of Amendment No. 4 to Initial Schedule 13D filed on May 6, 2020).

## Signatures
- Vincent J. Viola: /s/ Justin Waldie, Justin Waldie, as Attorney-in-fact (04/14/2025)
- Virtu Employee Holdco LLC: /s/ Justin Waldie, Justin Waldie, as Attorney-in-fact (04/14/2025)
- TJMT Holdings LLC: /s/ Justin Waldie, Justin Waldie, as Attorney-in-fact (04/14/2025)
- Michael T. Viola: /s/ Justin Waldie, Justin Waldie, as Attorney-in-fact (04/14/2025)
- Teresa Viola: /s/ Justin Waldie, Justin Waldie, as Attorney-in-fact (04/14/2025)